CORRESP 1 1234567890 xxxxxxxx CORRESP DOCUMENT ASSEMBLED FOR VALIDATION PURPOSES ONLY ON

L&L Financial Holdings, Inc 720 Third Ave. Suite 1611, Seattle, WA 98104 Tel: (206) 264-8065 Fax: (206) 264-7971

Mr. Dean Suehiro, Senior Staff Accountant Securities and Exchange Commission, Washington, D.C. 209549 Mail Stop 3720
Re; L&L Financial holdings, Inc.

Form 10-KSB for the Fiscal Year Ended April 30, 2006 Filed August 15, 2006 Form 10-Q for Fiscal Quarter Ended October 31, 2006 Filed No. 0-32505

Dear Mr. Dean Suehiro:

Per your following up letter dated on 5/2/2007, we responded in this letter to your additional questions with four (4) supporting attachments for you review.

The four attachments supporting this letter are: 1) the Form 10-KSB, ended April 30, 2006, 2) the Form-10Q for the 2nd Q ended on October 31, 2007, 3) Form 8-K filed on November 13, 2006 for the KMC acquisition, and 4) a additional, new Form 8-K to be filed regarding for change of accountant on February 27,2006.

As our company's 3Q ended on 1/31/2007 is due now, if you agreed with our responses to your comments, please let us know at your earliest convenience. So we could incorporate all relevant changes in our 3rd Q filing (Form 10Q-SB) and file3Q as soon as possible. Thank you for your kind attentions.

Form 10-KSB for the Fiscal year Ended April 30, 2006

General

Q#1. Please amend to include Disclosure and Controls and Procedures in accordance with Item 307 of Regulation S-B.

Answer: Following your instruction, we have revised the Controls and Procedures on Page 38 of Attachment 1. Please review them accordingly.

Q#	2	.	Please include Critical Accounting Policies and Estimates and a Contractual
Obligations Table in your MD&A.

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Answer: Per your request, we have expanded Critical Accounting Policies and Estimates and to address factors on Pages 8-9 of Attachment 1.

Report of Independent Registered Public Accounting Firm

Q#3. Please amend to include the fiscal year ended April 30, 2005 audit report. Answer: Per your instruction, we have included the audit report for the fiscal year ended April 30, 2005 on Page 16, Attachment 1.

Q#	4	.	Prior comment 21. Only to include KMC's revenues and expenses from
10/30/2006, the acquisition date.

Answer: Based on you comment, we have only incorporated the two day of October activities, and re-computed the sales, expenses, and new financial statements for your reference. See Attachment 2, Page 10 through Page 14.

MD&A, Other Income (Net)

Q#5. Prior comment 6. Discuss the reasons for the period-to period changes in each material other income and expenses. It appears to us that other income and expenses have a material impact on your results of operations.

Answer: 1) The Other Income (Net) relates to the unique manufacturing nature of Company's LEK large, industrial, air compressor operations. Specifically, in our industrial air compressor manufacturing process, which requires to chip substantial amounts of metals from the raw steel cylinders (raw material) in order to make the piston-type air compressors (finished goods), designated for the industrial uses. During the chipping process, large amounts of metal scraps are generated. These metal scraps can not be re-used in the factory, thus need to be disposed as scraps. 2) One as separate account, as the LEK subsidiary owns a commercial rental property which is being leased to customers on an arm's length, thus generating rental income over the periods. As the China economy continues to grow so does the real estate markets, causing rental income continuing to increase during the current period as comparing to the past period. 3) As a growing manufacturing factory, some LEK machineries when retired or replaced, are sold for cash, thus generating Other Income from the old machinery sales. All these income are not directly related to our sales of industrial air compressors, thus they are classified as Other Income (Net) to reflect the nature of these activities.

As the Company's total sales was over $13 million as of 4/30/2006, while the aggregated Other Income (Net) was approx $1.09 million, representing leas than 10% of our total air compressor sales. Thus, Other Income (Net) does not materially affect to our sales. See the additional disclosure made on Page 6 of Attachment 1, following your instructions.

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Note 2. Summary of Significant Accounting Policies

Q#6. Please disclose your significant accounting policies. A reference to your MD&A is not appropriate.

Answer: Following your instructions, we have disclosed the significant accounting policies on Page 25 of Attachment 1.

Note 3. Business Combination

Q#7. Prior comment 13. Please address in detail paragraphs 39 and A14-A28 of SFAS

141 in concluding that you are not required to recognize other intangible assets apart from goodwill.

Answer: Per SFAS 141, the company concluded that it is not required to recognize other intangible assets apart from goodwill. Please see Page 28 of Attachment 1.

Form 10-QSB for the First Quarter Ended October 31, 2006

Item 7. Controls and Procedures

Q# 8. Please refer to prior comment 20. Revise to include the conclusion of your principal financial officer regarding the effectiveness of your disclosure controls and procedures. Also, revise to disclose, if true, that during the three months ended October 31, 2006, no changes were made to your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Answer: Following your instruction, we have revised the Controls and Procedures on Page 10 of Attachment 2. Please review them accordingly.

Note 3(B). The following information relates to the detailed KMC operations acquisitions.

Q#	9	.	Prior comment 23. It appears to use that the acquisition date is October 30,2006, under paragraph 48 of SFAS 141. Please revise accordingly

Answer: Agree. We have revised the financial statements, using October 30, 2006 as the KMC acquisition date and incorporated only 2 days activities in October. See Page 17 on Attachment 2.

Q#10. Prior comment 24. Delete the pro forma balance since your historical balance sheets include KMC.

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Answer: We deleted the pro forma balance sheet of KMC (which was originally disclosed on Page 18 attachment 2.

Form 8-K filed February 27, 2006

Q#11. Please refer to prior comment 19. File a Form 8-K identifying it as an Item 4.01 and provide all the disclosures and exhibit required under Item 304 of Regulation S-B.

Answer: Following your instruction, we have prepared a new, and separate Form 8-K to disclose the change of accountant (instead of combining the disclosure with other current events in one Form 8-K, filed in the past). See additional Form 8-K disclosure on Attachment 4. If you agree with it, then we will file the new Form 8-K separately on Edgar.

Form 8-K filed November 13, 2006

Q#12. Prior comment 27. As previously requested, revise your pro forma financial statement to provide columns (historical, pro forma adjustments and pro forma) giving effect to the KMC acquisition under Item 310(d) of Regulation S-B.

Answers: Following your instructions, we has prepared a pro forma L&L financial statements with the three columns disclosure (i.e. historical L&L info, pro forma adjustment due to KMC acquisition, and pro forma L&L info) and disclose it in the Form 8-K (ending 11/13/2006). See Page 8-9 of Attachment 3 for details.

If you have any question, please feel free to contact the undersigned. Thanks.

Sincerely Yours, /s/ Dickson Lee, CEO 5/21/2007
Attachments (3):
-	Attachment 1 - Form 10-KSB (ending 4/30/2006)

-	Attachment 2 - Form 10Q-SB (ending 10/31/2006)

-	Attachment 3 - Form 8-K (ending 11/13/2006)

-	Attachment 4 - Form 8-K (for change of accountant)

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